Exhibit 99.1

NIO Inc. Reports Unaudited First Quarter 2021 Financial Results

Quarterly Total Revenues reached RMB7,982.3 million (US$1,218.3 million)i

Quarterly Deliveries of the ES8, the ES6 and the EC6 were 20,060 vehicles

SHANGHAI, China, April 29, 2021 (GLOBE NEWSWIRE) -- NIO Inc. (“NIO” or the “Company”) (NYSE: NIO), a pioneer and a leading manufacturer of premium smart electric vehicles in China, today announced its unaudited financial results for the first quarter ended March 31, 2021.

Operating Highlights for the First Quarter 2021

•	Deliveries of vehicles were 20,060 in the first quarter of 2021, including 4,516 ES8s, 8,088 ES6s and 7,456 EC6s, representing an increase of 422.7% from the first quarter of 2020 and an increase of 15.6% from the fourth quarter of 2020.

Key Operating Results
	2021 Q1	2020 Q4	2020 Q3	2020 Q2
Deliveries	20,060	17,353	12,206	10,331

	2020 Q1	2019 Q4	2019 Q3	2019 Q2
Deliveries	3,838	8,224	4,799	3,553

Financial Highlights for the First Quarter of 2021

•	Vehicle sales were RMB7,405.8 million (US$1,130.3 million) in the first quarter of 2021, representing an increase of 489.8% from the first quarter of 2020 and an increase of 20.0% from the fourth quarter of 2020.
•	Vehicle marginii was 21.2%, compared with negative 7.4% in the first quarter of 2020 and 17.2% in the fourth quarter of 2020.
•	Total revenues were RMB7,982.3 million (US$1,218.3 million) in the first quarter of 2021, representing an increase of 481.8% from the first quarter of 2020 and an increase of 20.2% from the fourth quarter of 2020.

•	Gross profit was RMB1,554.8 million (US$237.3 million) in the first quarter of 2021, representing an increase of RMB1,722.3 million from a gross loss of RMB167.5 million in the first quarter of 2020 and an increase of 36.2% from the fourth quarter of 2020.
•	Gross margin was 19.5%, compared with negative 12.2% in the first quarter of 2020 and 17.2% in the fourth quarter of 2020.
•	Loss from operations was RMB295.9 million (US$45.2 million) in the first quarter of 2021, representing a decrease of 81.2% from the first quarter of 2020 and a decrease of 68.2% from the fourth quarter of 2020. Excluding share-based compensation expenses, adjusted loss from operations (non-GAAP) was RMB199.4 million (US$30.4 million) in the first quarter of 2021, representing a decrease of 87.0% from the first quarter of 2020 and a decrease of 77.1% from the fourth quarter of 2020.
•	Net loss was RMB451.0 million (US$68.8 million) in the first quarter of 2021, representing a decrease of 73.3% from the first quarter of 2020 and a decrease of 67.5% from the fourth quarter of 2020. Excluding share-based compensation expenses, adjusted net loss (non-GAAP) was RMB 354.6 million (US$54.1 million) in the first quarter of 2021, representing a decrease of 78.6% from the first quarter of 2020 and a decrease of 73.3% from the fourth quarter of 2020.
•	Net loss attributable to NIO’s ordinary shareholders was RMB4,875.0 million (US$744.1 million) in the first quarter of 2021, representing an increase of 183.0% from the first quarter of 2020 and an increase of 226.7% from the fourth quarter of 2020. In the first quarter of 2021, NIO purchased 3.305% equity interests in NIO China from the minority strategic investors and recorded an amount of RMB4.4 billion (US$671.6 million) in accretion on redeemable non-controlling interests to redemption value. Excluding share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value, adjusted net loss attributable to NIO’s ordinary shareholders (non-GAAP) was RMB354.5 million (US$54.1 million).
•	Basic and diluted net loss per American Depositary Share (ADS)iii were both RMB3.14 (US$0.48) in the first quarter of 2021. Excluding share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value, adjusted basic and diluted net loss per ADS (non-GAAP) were both RMB0.23 (US$0.04).
•	Cash and cash equivalents, restricted cash and short-term investment were RMB47.5 billion (US$7.3 billion) as of March 31, 2021.

Key Financial Results (in RMB million, except for per ordinary share data and percentage)
	2021 Q1	2020 Q4	2020 Q1	% Changeiv
				QoQ		YoY
Vehicle Sales	7,405.8	6,174.0	1,255.6	20.0%		489.8%
Vehicle Margin	21.2%	17.2%	-7.4%	400	bp	2860	bp
Total Revenues	7,982.3	6,641.1	1,372.0	20.2%		481.8%
Gross Profit/(Loss)	1,554.8	1,141.9	(167.5)	36.2%		N/A
Gross Margin	19.5%	17.2%	-12.2%	230	bp	3170	bp
Loss from Operations	(295.9)	(931.4)	(1,570.3)	-68.2%		-81.2%
Adjusted Loss from Operations (non-GAAP)	(199.4)	(871.2)	(1,537.9)	-77.1%		-87.0%
Net Loss	(451.0)	(1,388.6)	(1,691.8)	-67.5%		-73.3%
Adjusted Net Loss (non-GAAP)	(354.6)	(1,328.4)	(1,659.4)	-73.3%		-78.6%
Net Loss Attributable to Ordinary Shareholders	(4,875.0)	(1,492.2)	(1,722.8)	226.7%		183.0%
Net Loss per Ordinary Share-Basic and Diluted	(3.14)	(1.05)	(1.66)	199.0%		89.2%
Adjusted Net Loss per Ordinary Share-Basic and Diluted (non-GAAP)	(0.23)	(0.93)	(1.60)	-75.3%		-85.6%

CEO and CFO Comments

“NIO started the year of 2021 with a new quarterly delivery record of 20,060 vehicles in the first quarter, representing a strong growth of 422.7% year over year,” said William Bin Li, founder, chairman and chief executive officer of NIO. “The overall demand for our products continues to be quite strong, but the supply chain is still facing significant challenges due to the semiconductor shortage. In light of the strong momentum under a volatile macro environment, we expect to deliver 21,000 to 22,000 vehicles in the second quarter of 2021.”

“In April, we celebrated the 100,000th production vehicle rolling off the line together with our users and partners. Meanwhile, we started to deploy our Power Swap stations 2.0, which could significantly boost the service capacity of each station to maximum 312 times per day by shortening the battery swapping time to under three minutes. In addition, to improve the swapping and charging experience of underserved users in North China, we announced the Power North plan at the Shanghai Auto Show. We have always been committed to providing a superior holistic EV experience to our users with better products and services.

“At the same time, we have also accelerated the research and development of new products and technologies. To ensure sufficient production capacity for our upcoming products, together with our partners, we have kicked off the planning and building of a new plant in Xinqiao Industrial Park in Hefei,” concluded Mr. Li.

“We have achieved another great quarter with strong financial performance in the first quarter of 2021. Mainly driven by higher deliveries and solid average selling price, our vehicle margin reached 21.2% in the first quarter. Moreover, we continued to achieve positive cash flow from operating activities for the first quarter of 2021,” added Steven Wei Feng, NIO’s chief financial officer. “Going forward, we will continue to invest in new products and core technologies, as well as in our service and power network expansion, particularly battery swapping and charging facilities.”

Financial Results for the First Quarter of 2021

Revenues

•	Total revenues in the first quarter of 2021 were RMB7,982.3 million (US$1,218.3 million), representing an increase of 481.8% from the first quarter of 2020 and an increase of 20.2% from the fourth quarter of 2020.

•	Vehicle sales in the first quarter of 2021 were RMB7,405.8 million (US$1,130.3 million), representing an increase of 489.8% from the first quarter of 2020 and an increase of 20.0% from the fourth quarter of 2020. The increase in vehicle sales over the first quarter of 2020 was mainly attributed to higher deliveries achieved from more product mix offered to our users, the expansion of our sales network since 2020, and the slow-down of vehicle sales in the first quarter of 2020 due to COVID-19 pandemic in China. The increase in vehicle sales over the fourth quarter of 2020 was mainly due to higher deliveries and higher average selling price.

•	Other sales in the first quarter of 2021 were RMB576.5 million (US$88.0 million), representing an increase of 395.3% from the first quarter of 2020 and an increase of 23.4% from the fourth quarter of 2020. The increase in other sales over the first quarter of 2020 was in line with the incremental vehicle sales in the first quarter of 2021. The increase in other sales over the fourth quarter of 2020 was mainly due to the increased revenues derived from 100 kWh battery permanent upgrade service provided since December 2020, partially offset by sales of automotive regulatory credits in the fourth quarter of 2020.

Cost of Sales and Gross Margin

•	Cost of sales in the first quarter of 2021 was RMB6,427.5 million (US$981.0 million), representing an increase of 317.5% from the first quarter of 2020 and an increase of 16.9% from the fourth quarter of 2020. The increase in cost of sales over the first quarter of 2020 and the fourth quarter of 2020 was in line with revenue growth, which was mainly driven by the increase of vehicle delivery volume in the first quarter of 2021.

•	Gross Profit in the first quarter of 2021 was RMB1,554.8 million (US$237.3 million), representing an increase of RMB1,722.3 million from a gross loss of RMB167.5 million in the first quarter of 2020 and an increase of 36.2% from the fourth quarter of 2020.

•	Gross margin in the first quarter of 2021 was 19.5%, compared with negative 12.2% in the first quarter of 2020 and 17.2% in the fourth quarter of 2020. The increase of gross margin compared to the first quarter of 2020 and the fourth quarter of 2020 was mainly driven by the increase of vehicle margin in the first quarter of 2021.

•	Vehicle margin in the first quarter of 2021 was 21.2%, compared with negative 7.4% in the first quarter of 2020 and 17.2% in the fourth quarter of 2020. The increase of vehicle margin compared to the first quarter of 2020 was mainly driven by the increase of vehicle delivery volume, higher average selling price, as well as lower material cost. The increase of vehicle margin compared to the fourth quarter of 2020 was mainly attributed to higher take-rate of NIO Pilot and 100 kWh battery package.

Operating Expenses

•	Research and development expenses in the first quarter of 2021 were RMB686.5 million (US$104.8 million), representing an increase of 31.4% from the first quarter of 2020 and a decrease of 17.2% from the fourth quarter of 2020. Excluding share-based compensation expenses (non-GAAP), research and development expenses were RMB650.0 million (US$99.2 million), representing an increase of 26.4% from the first quarter of 2020 and a decrease of 19.9% from the fourth quarter of 2020. The increase of research and development expenses over the first quarter of 2020 was mainly attributed to less research and development activities in the first quarter of 2020 due to COVID-19 pandemic in China. The decrease in research and development expenses over the fourth quarter of 2020 reflected fluctuations due to different design and development stages of new products and core technologies.

•	Selling, general and administrative expenses in the first quarter of 2021 were RMB1,197.2 million (US$182.7 million), representing an increase of 41.1% from the first quarter of 2020 and a decrease of 0.8% from the fourth quarter of 2020. Excluding share-based compensation expenses (non-GAAP), selling, general and administrative expenses were RMB1,140.9 million (US$174.1 million), representing an increase of 38.3% from the first quarter of 2020 and a decrease of 2.2% from the fourth quarter of 2020. The increase in selling, general and administrative expenses over the first quarter of 2020 was primarily due to the increased marketing activities as well as the increased number of employees in sales and service functions in the first quarter of 2021. Selling, general and administrative expenses remained relatively stable compared to the fourth quarter of 2020.

Loss from Operations

•	Loss from operations in the first quarter of 2021 was RMB295.9 million (US$45.2 million), representing a decrease of 81.2% from the first quarter of 2020 and a decrease of 68.2% from the fourth quarter of 2020. Excluding share-based compensation expenses, adjusted loss from operations (non-GAAP) was RMB199.4 million (US$30.4 million) in the first quarter of 2021, representing a decrease of 87.0% from the first quarter of 2020 and a decrease of 77.1% from the fourth quarter of 2020.

Share-based Compensation Expenses

•	Share-based compensation expenses in the first quarter of 2021 were RMB96.5 million (US$14.7 million), representing an increase of 198.1% from the first quarter of 2020 and an increase of 60.3% from the fourth quarter of 2020. The increase in share-based compensation expenses over the first quarter of 2020 and the fourth quarter of 2021 was primarily attributed to incremental options granted with relatively higher grant date fair values during the period.

Net Loss and Earnings Per Share

•	Net loss was RMB451.0 million (US$68.8 million) in the first quarter of 2021, representing a decrease of 73.3% from the first quarter of 2020 and a decrease of 67.5% from the fourth quarter of 2020. Excluding share-based compensation expenses, adjusted net loss (non-GAAP) was RMB354.6 million (US$54.1 million) in the first quarter of 2021, representing a decrease of 78.6% from the first quarter of 2020 and a decrease of 73.3% from the fourth quarter of 2020.

Net loss attributable to NIO’s ordinary shareholders in the first quarter of 2021 was RMB 4,875.0 million (US$744.1 million), representing an increase of 183.0% from the first quarter of 2020 and an increase of 226.7% from the fourth quarter of 2020. In the first quarter of 2021, NIO purchased 3.305% equity interests in NIO China from the minority strategic investors and recorded an amount of RMB4.4 billion (US$671.6 million) in accretion on redeemable non-controlling interests to redemption value. Excluding share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value, adjusted net loss attributable to NIO’s ordinary shareholders (non-GAAP) was RMB354.5 million (US$54.1 million) in the first quarter of 2021.

•	Basic and diluted net loss per ADS in the first quarter of 2021 were both RMB3.14 (US$0.48). Excluding share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value, adjusted basic and diluted net loss per ADS (non-GAAP) were both RMB0.23 (US$0.04).

Balance Sheets

•	Balance of cash and cash equivalents, restricted cash and short-term investment was RMB 47.5 billion (US$7.3 billion) as of March 31, 2021.

Business Outlook

For the second quarter of 2021, the Company expects:

■	Deliveries of the vehicles to be between 21,000 and 22,000 vehicles, representing an increase of approximately 103% to 113% from the same quarter of 2020, and an increase of approximately 5% to 10% from the first quarter of 2021.

■	Total revenues to be between RMB 8,146.1 million (US$1,243.3 million) and RMB8,504.5 million (US$1,298.0 million), representing an increase of approximately 119.0% to 128.7% from the same quarter of 2020, and an increase of approximately 2.1% to 6.5% from the first quarter of 2021.

This business outlook reflects the Company’s current and preliminary view on the business situation and market condition, which is subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:00 PM U.S. Eastern Time on April 29, 2021 (8:00 AM Beijing/Hong Kong Time on April 30, 2021) to discuss financial results and answer questions from investors and analysts.

A live and archived webcast of the conference call will be available on the Company’s investor relations website at https://ir.nio.com/news-events/events.

For participants who wish to join the conference using dial-in numbers, please register in advance using the link provided below and dial in 10 minutes prior to the call. Direct Event passcode and unique registrant ID would be provided upon registering.

http://apac.directeventreg.com/registration/event/1272835

A replay of the conference call will be accessible by phone approximately two hours after the conclusion of the live call at the following numbers, until May 07, 2021 09:59 AM ET:

United States:	+1-646-254-3697
International:	+61-2-8199-0299
Hong Kong, China:	+852-3051-2780
Mainland, China	+86-400-602-2065
Conference ID:	1272835

About NIO Inc.

NIO Inc. is a pioneer and a leading manufacturer of premium smart electric vehicles in China. Founded in November 2014, NIO’s mission is to shape a joyful lifestyle. NIO aims to build a community starting with smart electric vehicles to share joy and grow together with users. NIO designs, develops, jointly manufactures and sells smart premium electric vehicles, driving innovations in next-generation technologies in autonomous driving, digital technologies, electric powertrains and batteries. NIO differentiates itself through its continuous technological breakthroughs and innovations, such as its industry-leading battery swapping technologies, Battery as a Service, or BaaS, as well as its proprietary autonomous driving technologies and Autonomous Driving as a Service, or ADaaS. NIO launched the ES8, a seven-seater flagship premium smart electric SUV in December 2017, and began deliveries of the ES8 in June 2018 and its variant, the six-seater ES8, in March 2019. NIO launched the ES6, a five-seater high-performance premium smart electric SUV, in December 2018, and began deliveries of the ES6 in June 2019. NIO launched the EC6, a five-seater premium smart electric coupe SUV, in December 2019, and began deliveries of the EC6 in September 2020. NIO launched the ET7, a flagship premium smart electric sedan, in January 2021.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. NIO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIO’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIO’s strategies; NIO’s future business development, financial condition and results of operations; NIO’s ability to develop and manufacture a car of sufficient quality and appeal to customers on schedule and on a large scale; its ability to ensure and expand manufacturing capacities including establishing and maintaining partnerships with third parties; its ability to provide convenient and comprehensive power solutions to its customers; the viability, growth potential and prospects of the newly introduced BaaS and ADaaS; its ability to improve the technologies or develop alternative technologies in meeting evolving market demand and industry development; NIO’s ability to satisfy the mandated safety standards relating to motor vehicles; its ability to secure supply of raw materials or other components used in its vehicles; its ability to secure sufficient reservations and sales of the ES8, ES6, EC6 and ET7; its ability to control costs associated with its operations; its ability to build the NIO brand; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIO’s filings with the SEC. All information provided in this press release is as of the date of this press release, and NIO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Non-GAAP Disclosure

The Company uses non-GAAP measures, such as adjusted cost of sales (non-GAAP), adjusted research and development expenses (non-GAAP), adjusted selling, general and administrative expenses (non-GAAP), adjusted loss from operations (non-GAAP), adjusted net loss (non-GAAP), adjusted net loss attributable to ordinary shareholders (non-GAAP), adjusted basic and diluted net loss per share (non-GAAP) and adjusted basic and diluted net loss per ADS (non-GAAP), in evaluating its operating results and for financial and operational decision-making purposes. By excluding the impact of share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. The Company also believes that the non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measures have limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net loss or other consolidated statements of comprehensive loss data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Exchange Rate

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at the rate of RMB6.5518 to US$1.00, the noon buying rate in effect on March 31, 2021 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the Renminbi or U.S. dollars amounts referred could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

For more information, please visit: http://ir.nio.com.

Contacts:

NIO Inc.

Investor Relations

Tel: +86-21-6908-2018

Email: ir@nio.com

Source: NIO

NIO INC.

Unaudited Consolidated Balance Sheets

Amounts expressed in Renminbi (“RMB”), unless otherwise stated
(in thousands, except for share and per share data)

	December 31, 2020	March 31, 2021	March 31, 2021
			(US$)
ASSETS
Current assets:
Cash and cash equivalents	38,425,541	28,600,747	4,365,327
Restricted cash	78,010	318,919	48,677
Short-term investment	3,950,747	18,628,522	2,843,268
Trade receivable	1,083,372	1,448,592	221,098
Amounts due from related parties	169,288	229,688	35,057
Inventory	1,081,553	1,749,820	267,075
Prepayments and other current assets	1,418,306	1,145,999	174,914
Total current assets	46,206,817	52,122,287	7,955,416

Non-current assets:
Long-term restricted cash	41,547	41,799	6,380
Property, plant and equipment, net	4,996,228	4,843,383	739,245
Intangible assets, net	613	413	63
Land use rights, net	203,968	202,756	30,947
Long-term investments	300,121	403,410	61,572
Amounts due from related parties	617	—	—
Right-of-use assets - operating lease	1,350,294	1,343,075	204,993
Other non-current assets	1,541,724	2,161,810	329,957
Total non-current assets	8,435,112	8,996,646	1,373,157
Total assets	54,641,929	61,118,933	9,328,573

LIABILITIES
Current liabilities:
Short-term borrowings	1,550,000	2,320,000	354,101
Trade and notes payable	6,368,253	8,750,168	1,335,536
Amounts due to related parties	344,603	319,367	48,745
Taxes payable	181,658	47,459	7,244
Current portion of operating lease liabilities	547,142	518,834	79,190
Current portion of long-term borrowings	380,560	1,141,584	174,240
Accruals and other liabilities	4,604,024	3,934,076	600,458
Total current liabilities	13,976,240	17,031,488	2,599,514

Non-current liabilities:
Long-term borrowings	5,938,279	10,404,564	1,588,047
Non-current operating lease liabilities	1,015,261	970,121	148,069
Other non-current liabilities	1,849,906	2,273,959	347,074
Total non-current liabilities	8,803,446	13,648,644	2,083,190
Total liabilities	22,779,686	30,680,132	4,682,704

NIO INC.

Unaudited Consolidated Balance Sheets

Amounts expressed in Renminbi (“RMB”), unless otherwise stated
(in thousands, except for share and per share data)

	December 31, 2020	March 31, 2021	March 31, 2021
			(US$)
MEZZANINE EQUITY
Redeemable non-controlling interests	4,691,287	3,615,284	551,800
Total mezzanine equity	4,691,287	3,615,284	551,800

SHAREHOLDERS’ EQUITY
Ordinary shares	2,679	2,795	427
Treasury shares	—	(1,849,600)	(282,304)
Additional paid in capital	78,880,014	80,907,636	12,348,917
Accumulated other comprehensive loss	(65,452)	(139,981)	(21,365)
Accumulated deficit	(51,648,410)	(52,099,374)	(7,951,918)
Total NIO Inc. shareholders’ equity	27,168,831	26,821,476	4,093,757
Non-controlling interests	2,125	2,041	312
Total shareholders’ equity	27,170,956	26,823,517	4,094,069
Total liabilities, mezzanine equity and shareholders’ equity	54,641,929	61,118,933	9,328,573

NIO INC.

Unaudited Consolidated Statements of Comprehensive Loss

Amounts expressed in Renminbi (“RMB”), unless otherwise stated
(in thousands, except for share and per share data)

	Three Months Ended
	March 31, 2020	December 31, 2020	March 31, 2021	March 31, 2021
				(US$)
Revenues:
Vehicle sales	1,255,597	6,174,048	7,405,787	1,130,344
Other sales	116,355	467,043	576,546	87,998
Total revenues	1,371,952	6,641,091	7,982,333	1,218,342
Cost of sales:
Vehicle sales	(1,348,749)	(5,109,331)	(5,838,942)	(891,197)
Other sales	(190,682)	(389,815)	(588,585)	(89,836)
Total cost of sales	(1,539,431)	(5,499,146)	(6,427,527)	(981,033)
Gross (loss)/profit	(167,479)	1,141,945	1,554,806	237,309
Operating expenses:
Research and development	(522,359)	(829,443)	(686,548)	(104,788)
Selling, general and administrative	(848,346)	(1,206,806)	(1,197,248)	(182,736)
Other operating (loss)/income, net	(32,084)	(37,082)	33,066	5,047
Total operating expenses	(1,402,789)	(2,073,331)	(1,850,730)	(282,477)

Loss from operations	(1,570,268)	(931,386)	(295,924)	(45,168)

Interest income	17,649	77,019	119,618	18,257
Interest expenses	(110,496)	(93,841)	(423,756)	(64,678)
Share of (losses)/profits of equity investees	(14,015)	(33,969)	103,288	15,765
Other (loss)/income, net	(13,204)	(404,782)	49,683	7,583
Loss before income tax expense	(1,690,334)	(1,386,959)	(447,091)	(68,241)
Income tax expense	(1,474)	(1,664)	(3,957)	(604)
Net loss	(1,691,808)	(1,388,623)	(451,048)	(68,845)

Accretion on redeemable non-controlling interests to redemption value	(31,561)	(105,806)	(4,423,996)	(675,234)
Net loss attributable to non-controlling interests	532	2,259	84	13
Net loss attributable to ordinary shareholders of NIO Inc.	(1,722,837)	(1,492,170)	(4,874,960)	(744,066)
Net loss	(1,691,808)	(1,388,623)	(451,048)	(68,845)
Other comprehensive (loss)/income
Foreign currency translation adjustment, net of nil tax	(109,542)	32,676	(74,529)	(11,375)
Total other comprehensive (loss)/income	(109,542)	32,676	(74,529)	(11,375)
Total comprehensive loss	(1,801,350)	(1,355,947)	(525,577)	(80,220)

Accretion on redeemable non-controlling interests to redemption value	(31,561)	(105,806)	(4,423,996)	(675,234)
Net loss attributable to non-controlling interests	532	2,259	84	13
Comprehensive loss attributable to ordinary shareholders of NIO Inc.	(1,832,379)	(1,459,494)	(4,949,489)	(755,441)
Weighted average number of ordinary shares used in computing net loss per share
Basic and diluted	1,037,488,350	1,421,322,474	1,551,918,888	1,551,918,888
Net loss per share attributable to ordinary shareholders
Basic and diluted	(1.66)	(1.05)	(3.14)	(0.48)
Weighted average number of ADS used in computing net loss per share
Basic and diluted	1,037,488,350	1,421,322,474	1,551,918,888	1,551,918,888
Net loss per ADS attributable to ordinary shareholders
Basic and diluted	(1.66)	(1.05)	(3.14)	(0.48)

NIO INC.

Unaudited Reconciliation of GAAP and Non-GAAP Results

Amounts expressed in Renminbi (“RMB”), unless otherwise stated
(in thousands, except for share and per share data)

	Three Months Ended March 31, 2021
	GAAP Result	% of Total Revenues	Non-GAAP Adjustment	% of Total Revenues	Non-GAAP Result	% of Total Revenues
Share-based compensation included in cost of sales and operating expenses is as follows:
Cost of sales	(6,427,527)	-80.5%	3,651	0.0%	(6,423,876)	-80.5%
Research and development expenses	(686,548)	-8.6%	36,515	0.5%	(650,033)	-8.1%
Selling, general and administrative expenses	(1,197,248)	-15.0%	56,314	0.7%	(1,140,934)	-14.3%
Total	(8,311,323)	-104.1%	96,480	1.2%	(8,214,843)	-102.9%

Loss from operations	(295,924)	-3.7%	96,480	1.2%	(199,444)	-2.5%

Net loss	(451,048)	-5.7%	96,480	1.2%	(354,568)	-4.5%

Accretion on redeemable non-controlling interests to redemption value	(4,423,996)	-55.4%	4,423,996	55.4%	—	0.0%

Net loss attributable to ordinary shareholders of NIO Inc.	(4,874,960)	-61.1%	4,520,476	56.6%	(354,484)	-4.5%
Net loss per share attributable to ordinary shareholders, basic and diluted (RMB)	(3.14)		2.91		(0.23)
Net loss per ADS attributable to ordinary shareholders, basic and diluted (RMB)	(3.14)		2.91		(0.23)
Net loss per ADS attributable to ordinary shareholders, basic and diluted (USD)	(0.48)		0.44		(0.04)

	Three Months Ended December 31, 2020
	GAAP Result	% of Total Revenues	Non-GAAP Adjustment	% of Total Revenues	Non-GAAP Result	% of Total Revenues
Share-based compensation included in cost of sales and operating expenses is as follows:
Cost of sales	(5,499,146)	-82.8%	1,989	0.0%	(5,497,157)	-82.8%
Research and development expenses	(829,443)	-12.5%	18,429	0.3%	(811,014)	-12.2%
Selling, general and administrative expenses	(1,206,806)	-18.2%	39,781	0.6%	(1,167,025)	-17.6%
Total	(7,535,395)	-113.5%	60,199	0.9%	(7,475,196)	-112.6%

Loss from operations	(931,386)	-14.0%	60,199	0.9%	(871,187)	-13.1%

Net loss	(1,388,623)	-20.9%	60,199	0.9%	(1,328,424)	-20.0%

Accretion on redeemable non-controlling interests to redemption value	(105,806)	-1.6%	105,806	1.6%	—	0.0%

Net loss attributable to ordinary shareholders of NIO Inc.	(1,492,170)	-22.5%	166,005	2.5%	(1,326,165)	-20.0%
Net loss per share attributable to ordinary shareholders, basic and diluted (RMB)	(1.05)		0.12		(0.93)
Net loss per ADS attributable to ordinary shareholders, basic and diluted (RMB)	(1.05)		0.12		(0.93)

	Three Months Ended March 31, 2020
	GAAP Result	% of Total Revenues	Non-GAAP Adjustment	% of Total Revenues	Non-GAAP Result	% of Total Revenues
Share-based compensation included in cost of sales and operating expenses is as follows:
Cost of sales	(1,539,431)	-112.2%	908	0.1%	(1,538,523)	-112.1%
Research and development expenses	(522,359)	-38.1%	7,939	0.6%	(514,420)	-37.5%
Selling, general and administrative expenses	(848,346)	-61.8%	23,520	1.7%	(824,826)	-60.1%
Total	(2,910,136)	-212.1%	32,367	2.4%	(2,877,769)	-209.7%

Loss from operations	(1,570,268)	-114.5%	32,367	2.4%	(1,537,901)	-112.1%

Net loss	(1,691,808)	-123.4%	32,367	2.4%	(1,659,441)	-121.0%

Accretion on redeemable non-controlling interests to redemption value	(31,561)	-2.3%	31,561	2.3%	—	0.0%

Net loss attributable to ordinary shareholders of NIO Inc.	(1,722,837)	-125.6%	63,928	4.7%	(1,658,909)	-120.9%
Net loss per share attributable to ordinary shareholders, basic and diluted (RMB)	(1.66)		0.06		(1.60)
Net loss per ADS attributable to ordinary shareholders, basic and diluted (RMB)	(1.66)		0.06		(1.60)

i All translations from RMB to USD for the first quarter of 2021 were made at the rate of RMB6.5518 to US$1.00, the noon buying rate in effect on March 31, 2021 in the H.10 statistical release of the Federal Reserve Board.

ii Vehicle margin is the margin of new vehicle sales, which is calculated based on revenues and cost of sales derived from new vehicle sales only.

iii Each ADS represents one ordinary share.

iv Except for gross margin and vehicle margin, where absolute changes instead of percentage changes are calculated.